For Immediate Release

Contact: Hasbro                                       MicroProse
         Wayne Charness: News Media                   Angela Edwards
         401-727-5983                                 510-864-4336

         Renita O'Connell: Investor Relations         Virginia Turner
         401-727-5401                                 510-864-4431

         Dana Henry: Hasbro Interactive
         978-921-3759


                              [HASBRO LETTERHEAD]


HASBRO, INC. ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE MICROPROSE, INC.

         Pawtucket, R.I. August 12, 1998 -- Hasbro, Inc. [ASE:HAS] announced today that it has entered into a definitive agreement to acquire MicroProse, Inc. [NASDAQ:MPRS], a 17-year veteran publisher of popular simulation, 3-D action and strategy games for the personal computer. The purchase price is $6.00 per common share of MicroProse, payable in cash. The total value of the transaction is approximately $70 million, including assumed debt and redeemable preferred stock. Closing is expected in September of 1998.

The agreement calls for a wholly owned subsidiary of Hasbro to commence a tender offer no later than August 18, 1998 for all of MicroProse's outstanding common shares. The offer will be conditioned upon, among other things, the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the tender of a majority of the shares outstanding on a fully diluted basis of common stock of MicroProse. Following the consummation of the offer, Hasbro's subsidiary will be merged with MicroProse and any remaining MicroProse common shares will be converted into the right to receive $6.00 per share in cash.


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Prior to a one-time charge in 1998 relating to the purchased in-process research and development expenses of MicroProse. Hasbro expects the transaction will not be dilutive to earnings this year, and will be accretive beginning in 1999. Hasbro will combine the activities of MicroProse with Hasbro Interactive, its leading entertainment software publishing arm.

"This acquisition is an incredible opportunity to combine the complementary talents of Hasbro Interactive and MicroProse," said Alan G. Hassenfeld, Chairman and CEO of Hasbro, Inc. "MicroProse brings us great people, especially in Research and Development, and a strong international operation, which is very important to us as we continue to aggressively pursue the international marketplace."

"The acquisition of MicroProse will significantly enhance Hasbro Interactive in three key strategic growth areas: brands and content, R&D assets, and European distribution," noted Tom Dusenberry, President of Hasbro Interactive, Inc. "We will now compete in virtually all major PC game categories. We also look forward to expanding many of MicroProse's games to multiple hardware platforms."

MicroProse has more games in the Computer Gaming World's Hall of Fame than any other publisher. The company has 10 Computer Gaming World Hall of Fame honors including awards for the legendary Civilization(R) series; the Falcon(R) flight simulation franchise; X-Com(R), the best-selling science fiction computer game line; and Gunship(R), Master of Orion(R), and Master of Magic(R). Other key brand franchises include the multi-million unit selling MechWarrior(R) line, Magic the Gathering(R), Star Trek(TM) Next Generation the series, the Grand Prix racing line, F-15 Strike Eagle(R), and Worms(R).


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MicroProse has technologies that are critical to PC entertainment software development, including 3-D simulation, artificial game intelligence, and networked game-play capabilities.

Gilman G. Louie, Chairman of MicroProse, said, "We're excited about joining Hasbro Interactive and the many growth opportunities we can pursue together. Both organizations have clear strengths that will complement each other greatly."

Hasbro, Inc. is a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products. Both internationally and in the U.S., its Playskool(R) , Kenner(R), Tonka(R), OddzOn(R), Super Soaker(R), Milton Bradley(R), Parker Brothers(R), Tiger(TM) and Hasbro Interactive(TM) products, provide children and families with the highest quality and most recognizable toys and games in the world.

Hasbro Interactive, Inc. is a leading all-family interactive games publisher, formed in 1995 to bring to life on the computer the deep library of toy and board games of parent company Hasbro, Inc. Hasbro Interactive has since expanded its charter to include original and licensed games for the PC, the Playstation(R) and Nintendo(R) 64 game consoles and for multi-player gaming over the Internet. Headquartered in Beverly, Massachusetts, Hasbro Interactive has offices in the U.K., France, Germany, Japan and Canada. For additional information, visit Hasbro Interactive's Web site at www.hasbro-interactive.com.

MicroProse, Inc. is a leading developer and publisher of interactive entertainment software for use on CD-ROM-based personal computers. The company has four development studios located in Alameda, California; Hunt Valley, Maryland; Chapel Hill, North Carolina; and Chipping Sodbury, England. Products are available nationally and internationally and are sold through major distributors, retailers, and mass merchants. Product and company information is available for download from the MicroProse(R) Web site at www.microprose.com.


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Hasbro: Certain statements contained in this release contain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. The Company's actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference include, but are not limited to, the timely manufacture and shipping by the Company of new and continuing products and their acceptance by customers and consumers in a competitive product environment; economic conditions and currency fluctuations in the various markets in which the Company operates throughout the world; the continuing trend of increased concentration of the Company's revenues in the second half and fourth quarter of the year, together with increased reliance by retailers on quick response inventory management techniques, which increases the risk of underproduction of popular items, overproduction of less popular items and failure to achieve tight and compressed shipping schedules; the impact of competition on revenues, margins and other aspects of the Company's business; third party actions or approvals that could delay, modify or increase the cost of implementation of, the Company's Global Integration and Profit Enhancement program; and the risk that anticipated benefits of acquisitions may not occur or be delayed or reduced in their realization. The Company undertakes no obligation to make any revisions to the forward-looking statements contained in this release or to update them to reflect events or circumstances occurring after the date of this release.

MicroProse: The statements contained in this release that are not historical facts are "forward-looking statements." The company cautions readers of this press release that a number of important factors could cause such company's actual future results to differ materially from those expressed in any such forward-looking statements. These important factors, and other factors that could affect the company are described in MicroProse's Annual Report on Form 10-K for the fiscal year ended March 31, which was filed with the United States Securities and Exchange Commission. Readers of this press release are referred to such filings.

(R), (TM) and (C) 1998 Paramount Television, All Rights Reserved. STAR TREK and related marks are trademarks of Paramount Pictures.

Magic: The Gathering, is a registered trademark of Wizards of the Coast, Inc.

WORMS2 (C) Team 17 Software Ltd. All rights reserved.

Falcon, Civilization, X-COM, Master of Orion, Gunship and F-15 Strike Eagle are trademarks of MicroProse, Inc. or its affiliates.


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